UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F              ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Autolus Announces Results of Annual General Meeting

On June 18, 2020, Autolus Therapeutics plc (the “Company”) held its 2020 Annual General Meeting (the “Annual General Meeting”). At the Annual General Meeting, all five resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed.

Each of the following ordinary resolutions (requiring a simple majority) were duly proposed and approved on a poll:

1.	To receive and approve the Company’s annual accounts for the 15-month period ended 31 December 2019 and the associated reports of the directors and auditors.

2.	To approve the Directors’ Remuneration Report.

3.

To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2021 and to authorise the directors to fix the auditors’ remuneration.

4.	To re-elect John Berriman as a director.

5.	To re-elect Kapil Dhingra, M.D. as a director.

The results are in line with the recommendations made by the Company’s board of directors.

The full text of each resolution passed at the Annual General Meeting was set out in the Notice of Annual General Meeting sent to shareholders on May 22, 2020. Such Notice of Annual General Meeting was furnished as an exhibit to a Form 6-K filed with the Securities and Exchange Commission on Tuesday, May 26, 2020 and is also available for viewing on the Company’s website at www.autolus.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: June 22, 2020	By:	/s/ Christian Itin
Name Christian Itin, Ph.D.
Title: Chief Executive Officer